GROWTH + OPPORTUNITY AND SCALE

2010 Review and CEO's Message

CenturyLink™

2010 – Winning in the Marketplace

+OPPORTUNITY

7.1% We achieved 7.1 percent growth in high-speed Internet subscribers in 2010.

PRISM™ TV We successfully launched CenturyLink™ Prism™ TV, our Internet Protocol Television (IPTV) service, in Las Vegas, Nevada and Fort Myers, Florida.

NEW SERVICES Our business customers responded positively to our continued investments in Ethernet, Multiprotocol Label Switching (MPLS) and Voice over Internet Protocol (VoIP) services.

LOCAL We successfully implemented our local operating model in the former Embarq markets and saw reduced access line losses and less customer churn as a result of more customer-driven decision making.

FOUR Four systems conversions, representing 75 percent of Embarq's customers, have been completed. One systems conversion remains to be completed.

$375 MILLION We are on track to achieve $375 million in operating expense synergies from the Embarq acquisition by year-end 2011.

$2.045 BILLION We generated $2.045 billion in net cash from operating activities in 2010, representing a five-year compounded annual growth rate of 16.2 percent.









Broadband | Entertainment | Voice

Qwest Acquisition Highlights

+SCALE

190,000 With a robust 190,000 route-mile fiber network, we will have extensive national reach and greater ability to manage costs by carrying more of our traffic on-network.

5 MILLION We will serve more than 5 million broadband customers and more than 15 million access lines across the country.

FORTUNE 500 Our customers range from Fortune 500 companies in some of our nation's largest cities to families living in rural America.

$18.8 BILLION For the 12 months ended December 31, 2010, CenturyLink and Qwest had combined 2010 revenues of $18.8 billion, combined adjusted EBITDA of $8.1 billion and combined adjusted free cash flow of $3.1 billion.

GAIN Given the historic success of CenturyLink's local operating model, we expect to achieve gains in the Qwest markets. The combined company will also be better positioned to compete and serve business and government customers more effectively and securely.

ACCELERATE With greater reach and a larger customer base, as well as our commitment to invest in broadband expansion, we can accelerate the development and launch of strategic broadband applications and service capabilities.

$575 MILLION We expect to achieve $575 million in annual run-rate operating synergies over a three- to five-year period.








Stronger Connected

To Our Stockholders

Over the past 20 years, the CenturyLink team has developed several clear core competencies that in 2010 combined to deliver excellent financial and operational performance. Our competencies include integration expertise honed through many successful acquisitions, a proven local operating model that fosters customer-driven decision making and a disciplined financial management approach. In 2010, these strengths helped us execute the Embarq integration plan and deliver financial and operational results that exceeded our expectations.

Our core competencies also made it possible for us to announce in April 2010 an agreement to acquire Qwest Communications in a tax-free, stock-for-stock transaction. The Qwest acquisition provides CenturyLink the additional scale and scope we need to compete as a nationwide, industry-leading telecommunications company – the third largest in the country. We expect the transaction to provide significant benefits for customers, shareholders and the communities in which we operate.



Prism™ TV delivers

Prism™ TV delivers high-quality video content, a broad range of on-demand content and advanced interactive features. We launched Prism™ TV in Las Vegas, Nevada and Fort Myers, Florida in 2010, bringing total markets in service to five, and expect to launch three additional markets in 2011.

2010: Achievements in the marketplace

Even in a very challenging economic environment, we were able to achieve several key milestones in 2010. In particular, we made solid progress toward our goal of being the leading broadband service provider in the markets we serve. In 2010, we added 158,000 high-speed Internet subscribers, an increase of 7.1 percent over 2009. At year end, approximately 92 percent of our access lines were broadband enabled and 65 percent of these were capable of speeds up to 10 Mbps.

Customers have responded positively to our expanding portfolio of broadband services – especially our CenturyLink™ Prism™ TV service, which we expanded to Fort Myers, Florida and Las Vegas, Nevada in 2010. Prism™ TV delivers high-quality video content, a broad range of on-demand content and advanced interactive features over our managed two-way IP network. We also had success selling Prism™ TV, typically bundled with voice and data services, into the Multiple Dwelling Unit (MDU) market, which includes condominium and apartment complexes, hotels, homeowners associations, assisted living centers and universities.

In early 2011, we announced an agreement with Verizon Wireless that will enable CenturyLink to offer Verizon Wireless equipment and services to residential and small business customers, further expanding our portfolio of communications products and services.

In the business and enterprise markets, we acquired new customers and strengthened existing relationships with continued investments in advanced data capabilities, including Ethernet and Multiprotocol Label Switching (MPLS) offerings, which provide seamless, reliable connectivity between people and locations nationwide.

Embarq integration: Progressing to completion

In 2010 we continued our integration efforts related to the Embarq acquisition, which closed July 1, 2009, and we are close to completion. We successfully implemented CenturyLink's proven local operating model in larger urban markets, including Las Vegas, Nevada and Orlando, Florida. Our operating model drives decision making closer to the customer and generates strategies tailored to each market's demand profile and competitive landscape. We experienced improved access line retention and increased broadband penetration in legacy Embarq markets following the transition to our local operating model.

We have successfully completed the conversion of approximately 75 percent of legacy Embarq customers to CenturyLink's customer care billing systems, and we expect to complete the remaining Embarq customer records conversion in the third quarter of 2011. Overall, our integration activities are progressing according to plan and we are on track to exceed the targeted $375 million in annual operating expense synergies from the Embarq acquisition.

The positive market and operational trends we experienced in 2010 were largely due to execution by our employees. Their focus on serving our customers and controlling expenses helped drive our marketplace success and solid financial performance. We generated $3.6 billion in operating cash flow in 2010, excluding nonrecurring items, compared with $2.5 billion in 2009, which included six months of Embarq financial results.

Qwest acquisition

CenturyLink has a long history of combining successful marketplace execution with growth through acquisition, through which we have been able to accelerate our development of products and services and produce strong operating results. The acquisition of Qwest offers the greatest scale and scope advantages of any transaction in CenturyLink history. With the close of the Qwest transaction, CenturyLink has a number of opportunities and advantages, including:

- An extensive fiber network covering 190,000 route miles that provides national and local reach and positions CenturyLink as an industry-leading communications provider,
- A large customer base – approximately 5.3 million broadband customers, 1.6 million video customers and 15 million access lines – that enhances our ability to competitively develop and deploy high-bandwidth products and services across our advanced broadband-enabled network,
- An enterprise business focus that offers growth potential from customer demand for high-bandwidth data services, as well as the potential to provide customized solutions such as data hosting, managed services and cloud computing to business, wholesale and government customers, and
- A proven ability to successfully serve residential customers and small- to medium-size businesses, which could translate into market share gains in legacy Qwest markets over time.

92%

Approximately 92 percent of our access lines are enabled to provide a speed of at least 1.5 Mbps.

10 MBPS

Of the lines that are broadband enabled, 65 percent are capable of speeds up to 10 Mbps.


COAST
to
COAST

Business Solutions

With our national fiber network, we have the ability to provide seamless national service offerings that include voice, Ethernet, MPLS and IP-based applications to business customers.

+ Wireless



In early 2011, we announced an agreement with Verizon Wireless that will enable CenturyLink to offer Verizon Wireless equipment and services to residential and small business customers, further expanding the portfolio of communications products and services we offer.


CENTURYLINK
QWEST

CenturyLink has a long history of successfully acquiring, integrating and operating complementary assets that position the company to deliver advanced products and services.

10.5% INCREASE

Over the past 15 years, ending December 31, 2010, we have delivered an average annual return to shareholders of 10.5 percent, exceeding both the S&P 500 and our peer companies.

28 YEARS OF EXPERIENCE

Each member of our leadership team has a proven track record of success and an average of 28 years in the communications industry.

We expect the Qwest transaction to be free cash flow accretive immediately following the close, and we expect to achieve annual run-rate operating expense synergies of approximately $575 million over a three- to five-year period. Given our history of strong free cash flow generation, we believe we will have the financial flexibility to continue to invest in growth opportunities, effectively manage our leverage and return cash to our shareholders.

Positioning for the Future

With the advent of smartphones and a huge variety of Web-based content and applications, data consumption by consumers and businesses continues to grow dramatically. At CenturyLink, we believe this growing demand for data services will underscore the importance of robust wireline high-bandwidth connections.

We are in the process of transitioning from a Time-Division Multiplexing (TDM) voice-centric network to a converged Voice over Internet Protocol (VoIP) platform with IP-based applications that meet the growing broadband needs of our residential and business customers. We continue to deploy fiber deeper into our markets to reach multi-tenant businesses, multi-dwelling residential units and tower sites of the major U.S. wireless service providers. With these fiber investments, we are able to deliver speeds of 1 Gbps and higher and strengthen our wireless backhaul capacity. We have also invested in technologies to increase copper-based broadband speeds to up to 10 Mbps for 65 percent of our broadband-enabled access lines and up to 50 Mbps in select markets.

In addition to improving network speeds and capacity, we are investing in applications that leverage our broadband network. We expect to launch Prism™ TV and extend key services such as Ethernet, MPLS and VoIP into additional markets in 2011. We are developing other advanced applications including converged voice communications, data hosting, business continuity and disaster recovery, managed IP and dedicated IP services. With continued customer-focused investments, we believe we will have a competitive advantage in meeting the growing demand for data services.

The future holds exceptional opportunity for broadband and data service providers, and we believe CenturyLink has the assets, abilities and experience to take advantage of this opportunity. With the Qwest acquisition, CenturyLink has a network with national breadth and an operating model that cultivates local depth. We have an experienced leadership team with a proven track record of success, and we are maintaining a culture that is guided by our Unifying Principles, which include fairness, honesty and integrity, commitment to excellence, positive attitude, respect, faith and perseverance.

We are in a strong financial position with a sound capital structure and significant free cash flow to sustain our dividend and support strategic investments and acquisitions. Our achievements in 2010 and prior years demonstrate our ability to execute and compete effectively in diverse markets.



"We are in a strong financial position with a sound capital structure and significant free cash flow to sustain our dividend and support strategic investments and acquisitions. Our achievements in 2010 and prior years demonstrate our ability to execute and compete effectively in diverse markets."



Helping the Community

As with our local operating model, our community giving is market driven. In cities and towns across the country, CenturyLink and its employees volunteer time and resources to help those in need and enhance the quality of life.

Over the past 15 years, we have used our assets, abilities and experience to deliver an average annual return to shareholders of 10.5 percent, exceeding both the S&P 500 and our peer companies. We are focused on continuing to deliver this type of success in the future.

Thank you to our more than 20,000 employees for your hard work and ongoing commitment to CenturyLink's success. I also look forward to welcoming Qwest employees to the CenturyLink family. I am confident that the new CenturyLink team will continue the strong marketplace execution that gives our company an outstanding opportunity to succeed.

Finally, I want to thank you, our customers and shareholders, for your continued trust in our company. We will continue to work hard to earn your confidence and support, and deliver the performance you have come to expect of CenturyLink.

Glen F. Post, III
Chief Executive Officer and President

Financial Highlights

Dollars, except per share amounts, and shares in thousands		2010	2009	2008	2007	2006	2005	5-year CAGR[1]
Operating revenues	$	7,041,534	4,974,239	2,599,747	2,656,241	2,447,730	2,479,252	23.2%
Operating income	$	2,059,944	1,233,101	721,352	793,078	665,538	736,403	22.8%
Depreciation and amortization	$	1,433,553	974,710	523,786	536,255	523,506	531,931	21.9%
Income before extraordinary item	$	947,705	511,254	365,732	418,370	370,027	334,479	23.2%
Diluted earnings per share before extraordinary item	$	3.13	2.55	3.52	3.71	3.07	2.49	4.7%
Net cash provided by operating activities	$	2,044,704	1,573,715	853,300	1,029,986	840,719	967,078	16.2%
Capital expenditures	$	863,769	754,544	286,817	326,045	314,071	414,872	15.8%
Repurchase of common stock and common dividends paid	$	877,993	560,685	567,350	489,360	831,011	583,225	8.5%
Book value per share	$	31.62	31.62	31.54	31.36	28.11	27.54	2.8%
Dividends per common share	$	2.90	2.80	2.1675	0.26	0.25	0.24	64.6%
Average diluted shares outstanding		301,297	199,057	102,560	112,787	121,990	136,083	17.2%
Total assets	$	22,038,098	22,562,729	8,254,195	8,184,553	7,441,007	7,762,707	23.2%
Long-term debt, including current portion and short-term debt	$	7,327,587	7,753,718	3,314,526	3,014,255	2,590,864	2,652,806	22.5%
Stockholders' equity	$	9,647,159	9,466,799	3,167,808	3,415,810	3,198,964	3,624,431	21.6%
Telephone access lines		6,504,000	7,039,000	2,025,000	2,135,000	2,094,000	2,214,000	24.1%
High-speed Internet customers		2,394,000	2,236,000	641,000	555,000	369,000	249,000	57.2%

[1] Five-year compounded annual growth rate

Full financial statements, along with certifications required under the Sarbanes-Oxley Act of 2002, the New York Stock Exchange rules and management's discussion and analysis of financial condition and results of operations, are provided in our 2011 Proxy Statement ("Proxy Statement") and 2010 Annual Report on Form 10-K ("Form 10-K") filed with the Securities and Exchange Commission. The Proxy Statement will be mailed to shareholders.

A copy of our Form 10-K can be obtained at no charge by contacting our Investor Relations department at 800.833.1188 or by accessing our Web site at www.centurylink.com.

In addition to historical information, this Review includes certain forward-looking statements that are subject to uncertainties that could cause our actual results to differ materially from such statements. Please refer to our Form 10-K for the year ended December 31, 2010 for a description of these and other uncertainties related to our business.


$2,448
$2,656
$2,600
$4,974
$7,042
06
07
08
09
10

Operating Revenues
in millions


$370
$418
$366
$511
$948
06
07
08
09
10

Net Income
before extraordinary item in millions


$3.07
$3.71
$3.52
$2.55
$3.13
06
07
08
09
10

Diluted EPS
before extraordinary item


$28.11
$31.36
$31.54
$31.62
$31.62
06
07
08
09
10

Book Value
per share


79
84
88
89
92
06
07
08
09
10

Broadband Deployment
% of total access lines


369
555
641
2,236
2,394
06
07
08
09
10

High-Speed Internet Customers
in thousands


$841
$1,030
$853
$1,574
$2,045
06
07
08
09
10

Net Cash Provided by Operating Activities in millions

Unifying Principles



Our Unifying Principles guide us in our relationships with our customers, our communities and each other.

FAIRNESS – THE GOLDEN RULE

We will strive to:

- Exercise fairness in all dealings with customers
- Treat business associates fairly in all transactions
- Compensate and promote employees in an equitable manner
- Be fair in efforts to meet and exceed the expectations of our shareholders
- Treat others as we would like to be treated

HONESTY AND INTEGRITY

We will:

- Be truthful in all dealings with customers, employees, shareholders, business associates and the general public
- Strive to conduct ourselves in a manner that will merit the respect of customers, employees, shareholders, business associates and the general public

COMMITMENT TO EXCELLENCE

We will strive to:

- Provide high-quality services and products in an efficient manner
- Deliver the best possible customer experience
- Provide favorable long-term value to our shareholders

POSITIVE ATTITUDE

We will strive to:

- Emphasize the positive in all dealings with customers, employees, shareholders, business associates and the general public
- Approach every task in a positive manner with energy and enthusiasm

RESPECT

We will strive to:

- Maintain genuine concern for fellow employees, customers, shareholders and business associates
- Recognize and respect each employee, each customer, each shareholder and each business associate as an individual

FAITH

We will strive to:

- Maintain confidence in our abilities as individuals to fulfill our assigned responsibilities
- Trust in the capabilities of our company leaders and fellow employees
- Have confidence that the strength of our combined, collaborative efforts will lead us to fulfill our company mission

PERSEVERANCE

We will strive to:

- Continue to work toward our mission, goals and objectives in spite of obstacles and in a manner consistent with our Unifying Principles

Our Leadership



Glen F. Post, III
Chief Executive Officer
and President

35-year industry veteran
Bachelor's Degree,
Louisiana Tech University
Master's Degree,
Louisiana Tech University



William E. Cheek
President,
Wholesale Operations

34-year industry veteran
Bachelor's Degree,
Hendrix College



David D. Cole
Senior Vice President,
Operations Support

29-year industry veteran
Bachelor's Degree,
University of Louisiana at Monroe
Master's Degree,
University of Louisiana at Monroe



R. Stewart Ewing, Jr.
Executive Vice President,
Chief Financial Officer
and Assistant Secretary

28-year industry veteran
Bachelor's Degree,
Northwestern State University



Stacey W. Goff
Executive Vice President,
General Counsel
and Secretary

13-year industry veteran
Bachelor's Degree,
Mississippi State University
Juris Doctorate,
University of Mississippi



Dennis G. Huber
Executive Vice President,
Network Services

27-year industry veteran
Bachelor's Degree,
Rockhurst University
Master's Degree,
Rockhurst University



Karen A. Puckett
Executive Vice President
and Chief Operating Officer

28-year industry veteran
Bachelor's Degree,
Indiana State University
Master's Degree,
Bellarmine College

Our Network


CenturyLink
Qwest
CenturyLink Fiber
Qwest Fiber



190,000 ROUTE-MILE FIBER NETWORK

Following the Qwest acquisition, we plan to leverage our 190,000 route-mile fiber network to expand our broadband offerings to residential and business customers. We also expect to gain operating efficiencies by carrying more of our traffic on-network.



EXCELLENT EXECUTION

CenturyLink employees consistently execute with excellence – whether the objective is to integrate an acquisition, develop technologies to increase broadband speeds, launch Prism™ TV in a new market or align costs with revenues.

MINNESOTA

Restoring Vital Service

Zumbro Falls in southeastern Minnesota was hard hit by flooding from the Zumbro River in September 2010. The CenturyLink central office was submerged by floodwaters that peaked at nearly six feet. Working around the clock, the CenturyLink team along with multiple vendors and emergency response teams were able to quickly assemble a temporary central office within a 6' x 10' trailer and restore all services – including 911, voice, high-speed Internet and data – to the stricken community.

ALABAMA AND FLORIDA

Identifying Opportunities in Multi-Dwelling Units

Condominiums, homeowners associations, assisted living centers and other multi-dwelling units (MDU) often purchase voice, video and data services in bulk, via five- to seven-year contracts. In accord with CenturyLink's local market focus, teams identified MDU opportunities in Fort Myers, Orlando and Tallahassee, Florida and in Gulf Shores, Alabama, and succeeded in securing contracts that cover more than 10,000 new customers.

INDIANA, MICHIGAN AND OHIO

Supporting Economic Development

In Indiana, Michigan and Ohio, CenturyLink teams worked closely with economic development groups in their communities to support projects that can drive growth and job creation. For example, in Richland County, Ohio where an automotive facility recently closed, the CenturyLink team is working with local groups seeking to attract a solar energy operation with the potential to create up to 1,000 jobs.

WASHINGTON

Deploying Fiber

CenturyLink has enjoyed a long successful relationship with the Washington State Department of Information Services (DIS). In 2010, DIS selected CenturyLink to construct and maintain three 10-Gig rings within the greater Olympia, Washington market, despite the fact that this is an out-of-footprint area for CenturyLink. The project is under construction with completion planned in 2011.

NORTH CAROLINA

Providing Online Access at MerleFest

For the third year, CenturyLink was the premier communications provider and sponsor of MerleFest, a four-day music festival in Wilkesboro, North Carolina that attracts nearly 80,000 people from around the world. Held in April at Wilkes Community College, the festival contributes more than $18 million to the local economy and helps raise funds for the college, other schools and nonprofit organizations. CenturyLink provided high-speed Internet access for patrons, volunteers, staff and vendors, and CenturyLink team members volunteered 400 hours of their time.

ARKANSAS

Disaster-Proofing Communications

The critical operations of an international agriculture company were impacted by power outages resulting from tornadoes in two consecutive years. To meet this company's needs, CenturyLink developed a solution to provide redundant connectivity between the company's headquarters and its 14 satellite locations across Arkansas, thereby facilitating communication during any future power interruptions.

Shareholder Information

Further Information

Call 800.833.1188, Monday through Friday from 8 a.m. to 5 p.m. Central Time for stock-related inquiries. Certain financial information can also be found on CenturyLink's Investor Relations Web site at ir.centurylink.com or its Corporate Web site at www.centurylink.com. To obtain a copy of CenturyLink's Annual Report on Form 10-K at no charge, contact:

Investor Relations

CenturyLink
100 CenturyLink Drive
Monroe, Louisiana 71203
800.833.1188 Telephone
318.388.9064 Fax
cathy.hays@centurylink.com

Dividend Reinvestment Plan

By participating in CenturyLink's Dividend Reinvestment and Stock Purchase Service (the Service), shareholders may purchase common stock with their reinvested dividends at market price. In order to participate in this plan, individuals must own at least one share of CenturyLink stock registered in their name. Under this Service, shareholders pay no commission or handling charge for purchases made with reinvested dividends or those made under the optional cash purchase provision. Optional payments must be at least $25 per payment with a maximum of $150,000 per calendar year. Optional payments may be made at any time by check or money order, or monthly, via direct debit. Upon request, shareholders can obtain information on the Service directly from CenturyLink or from our Transfer Agent.

Transfer Agent

Computershare Trust Company
Dividend Reinvestment Department
P.O. Box 43078
Providence, Rhode Island 02940-3078
800.969.6718

Annual Meeting

CenturyLink's annual meeting of shareholders will be held Wednesday, May 18, 2011, at 10:00 a.m. CDT at the following location:

Corporate Headquarters
100 CenturyLink Drive
Monroe, Louisiana 71203

Trading and Dividend Information

2010	High	Low	Close	Dividends Declared
1st quarter	$37.00	$32.98	$35.46	$0.725
2nd quarter	36.73	14.16[1]	33.31	0.725
3rd quarter	40.00	32.92	39.46	0.725
4th quarter	46.87	39.18	46.17	0.725

2009	High	Low	Close	Dividends Declared
1st quarter	$29.22	$23.41	$28.12	$.70
2nd quarter	33.62	25.26	30.70	.70
3rd quarter	34.00	28.90	33.60	.70
4th quarter	37.15	32.25	36.21	.70

[1] During the widely-publicized temporary market disruption that occurred on the afternoon of May 6, 2010, our common stock momentarily traded as low as $14.16 in markets other than the NYSE. The opening and closing prices of our common stock on May 6, 2010, were $34.48 and $33.52, respectively.

CenturyLink, Inc. Stock

CenturyLink's common stock is listed on the New York Stock Exchange under the symbol CTL.

Projected Dividend Dates*

	Record Date	Payment Date
1st quarter	February 18, 2011	February 25, 2011
2nd quarter	June 6, 2011	June 16, 2011
3rd quarter	September 6, 2011	September 16, 2011
4th quarter	December 4, 2011	December 16, 2011

*Subject to discretion of the CenturyLink Board of Directors.

CenturyLink™

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203
800.833.1188
centurylink.com